UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Mark J. Coleman

InterMedia Advisors, LLC

228 Park Avenue South, PMB 67521

New York, NY 10003-1502

(212) 503-2850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSON Gato Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3

1	NAME OF REPORTING PERSON Gemini Latin Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4

1	NAME OF REPORTING PERSON HWK Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5

1	NAME OF REPORTING PERSON Peter M. Kern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D, dated April 15, 2013, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 4, 2015, Amendment No. 2 to the statement on Schedule 13D, dated September 7, 2016, Amendment No. 3 to the statement on Schedule 13D, dated October 25, 2016, Amendment No. 4 to the statement on Schedule 13D, dated April 6, 2018, Amendment No. 5 to the statement on Schedule 13D, dated May 10, 2021, Amendment No. 6 to the statement on Schedule 13D, dated December 16, 2021, and Amendment No. 7 to the statement on Schedule 13D, dated May 10, 2022 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission (the “Commission”) by (i) Gato Investments LP, a Delaware limited partnership (the “Investor”); (ii) Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor; (iii) HWK Parent, LLC, a Delaware limited liability company and wholly owned subsidiary of the Investor (“Parent”), and (iv) Peter M. Kern, the controlling person of the General Partner (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.0001 per share (“Class A common stock”), of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

This Item 2 is hereby amended and restated as below.

(a) This Schedule 13D is being filed on behalf of the following Reporting Persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Gato Investments LP, a Delaware limited partnership (the “Investor”);

(ii)	Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor;

(iii)	HWK Parent, LLC, a Delaware limited liability company and wholly owned subsidiary of the Investor (“Parent”); and

(iv)	Peter M. Kern, the controlling person of the General Partner.

(b) The principal business address for each of the Reporting Persons is c/o InterMedia Advisors, LLC, 228 Park Avenue South, PMB 67521, New York, NY 10003-1502.

(c) The Investor was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer. The General Partner is the general partner of the Investor and was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer. Parent is a wholly owned subsidiary of the Investor and was formed for the purpose of completing the Merger (as described in Item 4). Peter M. Kern is the controlling person of the General Partner and is the Vice Chairman and Chief Executive Officer of Expedia Group, Inc., 1111 Expedia Group Way W., Seattle, WA 98119.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Investor is a Delaware limited partnership. The General Partner and Parent are each a Delaware limited liability company. Mr. Kern is a United States citizen.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 7

Item 4. Purpose of Transaction.

This Item 4 is hereby supplemented by the addition of the information set forth below.

Merger Agreement

On September 13, 2022, pursuant to the terms of the Merger Agreement, the Merger was consummated. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (including shares of Class A common stock underlying restricted shares of Class A common stock, and Shares held directly by Mr. Kern in his individual capacity, but excluding any Cancelled Shares, any Dissenting Shares and the Gato Shares) was cancelled and converted into the right to receive $7.00 per share in cash, without interest. The Cancelled Shares and the Gato Shares, which were contributed to Parent immediately prior to the Closing pursuant to the Merger Agreement, were cancelled for no consideration at the Effective Time. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time were automatically converted into a share of the surviving corporation, and Merger Sub 1 merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent. As a result of the Merger, Parent owns 100 shares, par value $0.01 per share, of the Issuer.

As a result of the Merger, the Class A common stock will be delisted and will cease to trade on the Nasdaq Stock Market, and will be de-registered under the Securities Exchange Act of 1934, as amended.

In connection with the closing of the Merger, the Reporting Persons, the Issuer, and the other parties thereto terminated the Stockholders Agreement, dated as of September 6, 2016, as subsequently amended. Following the closing, the General Partner is expected to have the authority to manage the Investor’s subsidiaries, subject to certain actions that would require approval from the Limited Partner, and Mr. Kern is expected to be the sole director of the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated as below.

The following information with respect to the ownership of shares of Class A common stock by the Reporting Persons filing this Schedule 13D is provided as of September 13, 2022:

(a)-(b) See rows (7) through (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by the Reporting Persons and the number of shares of common stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

The shares of common stock are held of record by Parent. By virtue of the relationships between and among the Investor, the General Partner, Parent and Mr. Kern described in Item 2 of this Schedule 13D, each of the Investor, the General Partner and Mr. Kern may be deemed to share the power to direct the voting and disposition of the shares of common stock beneficially owned by Parent. Each of the Investor, General Partner and Peter M. Kern disclaims beneficial ownership of the shares of common stock beneficially owned by such persons.

(c) The information set forth in Item 4 above is hereby incorporated by reference into this Item 5(c), as applicable.

(d) Certain limited partners of the Investor have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of common stock beneficially held for the account of the Investor in accordance with their ownership interests in the Investor.

(e) Not applicable.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby supplemented by incorporating by reference Item 4 of this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of September 14, 2022, by and among Gato Investments LP, Gemini Latin Holdings, LLC, HWK Parent, LLC and Peter M. Kern.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2022

GATO INVESTMENTS LP

By:	Gemini Latin Holdings, LLC
its General Partner

By:	/s/ Peter M. Kern
Name: Peter M. Kern
Title: Managing Member

GEMINI LATIN HOLDINGS, LLC

By:	/s/ Peter M. Kern
Name: Peter M. Kern
Title: Managing Member

HWK PARENT, LLC

By:	/s/ Adam Reiss
Name: Adam Reiss
Title: Vice President

/s/ Peter M. Kern
PETER M. KERN